UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

China 3C Group

(Name of Issuer)

Common Stock

(Title of Class of Securities)

169362 10 0

(CUSIP Number)

December 21, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 169362 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Yimin Zhang

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization China

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power 5,495,000 shares of common stock

		6.	Shared Voting Power 0

		7.	Sole Dispositive Power 5,495,000 shares of common stock

		8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,495,000 shares of common stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 13.8%

14.	Type of Reporting Person (See Instructions) IN

Item 1(a). Name of Issuer.
     China 3C Group, a Nevada corporation (the “Issuer”).
Item 1(b). Address of Issuer’s Principal Executive Offices.
     The principal executive offices of the Issuer are located at 368 HuShu Nan Road, Hangzhou City, Zhejiang Province, P.R. China 310014.
Item 2(a). Name of Person Filing.
     Yimin Zhang.
Item 2(b). Address of Principal Business Office.
     368 HuShu Nan Road, Hangzhou City, Zhejiang Province, P.R. China 310014.
Item 2(c). Citizenship.
     Chinese.
Item 2(d). Title of Class of Securities.
     Common stock, par value $0.001 per share.
Item 2(e). CUSIP Number.
     169362 10 0
Item 3. Reporting Person.
     The person filing is not listed in Items 3(a) through 3(j).
Item 4. Ownership.
(a)	Amount beneficially owned: 5,495,000 shares of common stock.

(b)	Percent of class: 13.8%.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote: 5,495,000.

(ii)	Shared power to vote or direct the vote: None.

(iii)	Sole power to dispose or to direct the disposition of: 5,495,000.

(iv)	Shared power to dispose or to direct the disposition of: None.

Item 5. Ownership of Five Percent or Less of a Class.
     Inapplicable.
Item 6. Ownership of More Than Five Percent on Behalf of Another Person.
     Inapplicable.
Item 7. Identification and Classification of the Subsidiary that Acquired the Security Being Reported On by the Parent Holding Company.
     Inapplicable.
Item 8. Identification and Classification of Members of the Group.
     Inapplicable.
Item 9. Notice of Dissolution of Group.
     Inapplicable.
Item 10. Certification.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 29, 2005	YIMIN ZHANG
/s/ Yimin Zhang
Yimin Zhang, Individually